11017042

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68191

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Morgan Stanley Smith Barney LLC

OFFICIAL USE ONLY
FIRM I.D. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2000 Westchester Avenue
(No. and Street)

Purchase,	New York	10577-2530
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey A. Gelfand — (914) 225-6412
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

Two World Financial Center	New York,	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- x Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection c information contained in this form are not required to respon unless the form displays a currently valid OMB control

AFFIRMATION

We, Jeffrey A. Gelfand and Thomas Gooley, affirm that, to the best of our knowledge and belief, the accompanying consolidated financial statements and unconsolidated supplemental schedules pertaining to Morgan Stanley Smith Barney LLC and subsidiaries (the "Company") for the year ended December 31, 2010, are true and correct. We further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Jeffrey A. Gelfand
Chief Financial Officer

Thomas Gooley
Managing Director

Subscribed to before me this
28th day of February, 2011

Notary Public

DANIELLE SPADAVECCHIA
NOTARY PUBLIC-STATE OF NEW YORK
No. 01SP6211751
Qualified in Queens County
My Commission Expires September 21, 2013

MORGAN STANLEY SMITH BARNEY LLC
(SEC I.D. No. 8-68191)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2010
AND INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934 as a
PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Morgan Stanley Smith Barney LLC

We have audited the accompanying consolidated statement of financial condition of Morgan Stanley Smith Barney LLC and subsidiaries (the "Company") as of December 31, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of Morgan Stanley Smith Barney LLC and subsidiaries at December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 28, 2011

MORGAN STANLEY SMITH BARNEY LLC
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
December 31, 2010
(In thousands of dollars)

ASSETS

Cash and cash equivalents	$ 51,190
Cash deposited with clearing organizations or segregated under federal and other regulations or requirements	3,605,325
Financial instruments owned, at fair value (approximately $306,621 were pledged to various parties):	
U.S. government and agency securities	690,848
Other sovereign government obligations	4,224
Corporate and other debt	1,189,708
Corporate equities	53,670
Derivative contracts	2,071
Investments	546
Physical commodities	2,516
Total financial instruments owned, at fair value	1,943,583
Securities purchased under agreements to resell	4,500,494
Securities borrowed	689,143
Receivables:	
Customers (net of $2,981 allowance for bad debts)	2,286,919
Brokers, dealers and clearing organizations	462,169
Fees, interest and other	423,009
Affiliates	33,490
Premises, equipment and software, at cost (net of accumulated depreciation and amortization of $7,530)	5,634
Goodwill	4,609,026
Intangible assets (net of accumulated amortization of $446,745)	3,679,249
Other assets	774,206
Total assets	$ 23,063,437

LIABILITIES AND MEMBER'S EQUITY

Short-term borrowings	$ 570,911
Financial instruments sold, not yet purchased, at fair value:	
U.S. government and federal agency securities	1,334,471
Other sovereign government obligations	3,519
Corporate and other debt	557,563
Corporate equities	54,396
Derivative contracts	1,947
Total financial instruments sold, not yet purchased, at fair value	1,951,896
Securities sold under agreements to repurchase	2,918,160
Securities loaned	124,280
Payables:	
Customers	3,687,054
Brokers, dealers and clearing organizations	58,665
Interest and dividends	28,602
Other liabilities and accrued compensation expenses	2,928,824
Total liabilities	12,268,392
Subordinated liabilities	900,000
Member's equity:	
Member's interest	9,616,072
Retained earnings	278,973
Total member's equity	9,895,045
Total liabilities and member's equity	$ 23,063,437

See Notes to Consolidated Statement of Financial Condition.

(In thousands of dollars, except where noted)

Note 1 - Introduction and Basis of Presentation

The Company

Morgan Stanley Smith Barney LLC ("MSSB") and its subsidiaries (collectively, the "Company") offer a wide variety of financial products and provide financial services to a large and diversified group of clients, financial institutions and individuals. The Company's businesses include financial advisory services, sales, and trading in fixed income securities and related products, including foreign exchange and investment activities and new issue distribution of fixed income, equity and packaged products. The Company provides clients with a comprehensive array of financial solutions, including MSSB products and services, and products and services from third party providers, such as insurance companies and mutual fund families. The Company offers brokerage and investment advisory services covering various investment alternatives; financial and wealth planning services; annuity and insurance products; cash management; and retirement plan services through a network of over 17,300 financial advisors in the U.S.

MSSB is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is also registered as a futures commission merchant with the Commodity Futures Trading Commission ("CFTC").

On May 1, 2010, Morgan Stanley (the "Ultimate Parent") contributed a portion of Morgan Stanley & Co. Incorporated's ("MS&Co.") self-clearing net assets in the amount of $400,000 to Morgan Stanley Smith Barney Holdings LLC (the "Parent"), of which $250,000 was subsequently contributed to MSSB. At that time, MSSB assumed the clearing responsibilities for a majority of its wealth management customers from MS&Co. MS&Co. continues to serve as the clearing broker for the remaining legacy Morgan Stanley wealth management customer accounts. MSSB continues to introduce its legacy Smith Barney customer transactions and accounts to Citigroup Global Markets Inc. ("CGMI") for clearance and settlement.

On July 1, 2010, MS&Co. purchased the sub-accounting and mutual fund operations net assets in the amount of $17,526 from Morgan Stanley Private Bank, National Association (formerly Morgan Stanley Trust FSB) which were contributed to the Parent, and subsequently contributed to MSSB. MS&Co. also contributed research services totaling $16,995 throughout the year.

The Company is a wholly owned subsidiary of the Parent, of which 51% is indirectly owned by the Ultimate Parent and 49% by Citigroup Inc. ("Citi").

Basis of Financial Information

The consolidated statement of financial condition is prepared in accordance with accounting principles generally accepted in the U.S., which require the Company to make estimates and assumptions regarding the valuation of certain financial instruments, the valuation of goodwill, compensation, the outcome of litigation and tax matters, and other matters that affect the consolidated statement of financial condition and related disclosures. The Company believes that the estimates utilized in the preparation of the consolidated statement of financial condition are prudent and reasonable. Actual results could differ materially from these estimates.

The consolidated statement of financial condition includes the accounts of MSSB and its wholly owned subsidiaries. MSSB's policy is to consolidate all entities in which it owns more than 50% of the outstanding voting stock unless it does not control the entity.

At December 31, 2010, the Company's consolidated subsidiaries reported $10,012 of assets, $18,832 of liabilities and $(8,820) of member's equity on a stand-alone basis.

All material intercompany balances and transactions with its subsidiaries have been eliminated.

Related Party Transactions

The Company has transactions with the Ultimate Parent and its affiliates. Subordinated liabilities transacted with the Ultimate Parent are described in Note 7.

Assets and receivables from affiliated companies as of December 31, 2010 are comprised of:	
Securities purchased under agreements to resell ("reverse repurchase agreements")	$4,126,374
Securities borrowed	689,143
Receivables – Fee, interest and other	81,928
Receivables – Brokers, dealers and clearing organizations	29,359
Other assets	7,083

Liabilities and payables to affiliated companies as of December 31, 2010 are comprised of:	
Securities sold under agreements to repurchase ("repurchase agreements")	$ 910,146
Short term borrowings	570,911
Securities loaned	124,280
Payables – Brokers, dealers and clearing organizations	699

Note 2 - Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid investments not held for resale with original maturities of three months or less.

Cash Deposited with Clearing Organizations or Segregated Under Federal and Other Regulations or Requirements

Cash deposited with clearing organizations or segregated under federal and other regulations or requirements include cash segregated in compliance with federal and other regulations and represent funds deposited by customers and funds accruing to customers as a result of trades or contracts.

Financial Instruments and Fair Value

A significant portion of the Company's financial instruments are carried at fair value with changes in fair value recognized in earnings of each period. A description of the Company's policies regarding fair value measurement and its application to these financial instruments follows.

Financial Instruments Measured at Fair Value

All of the instruments within Financial instruments owned and Financial instruments sold, not yet purchased, are measured at fair value. These financial instruments primarily represent the Company's trading activities and include both cash and derivative products.

The fair value of over-the-counter ("OTC") financial instruments, including derivative contracts related to financial instruments and commodities, is presented in the accompanying consolidated statement of

financial condition on a net-by-counterparty basis, when appropriate. Additionally, the Company nets fair value of cash collateral paid or received against fair value amounts recognized for net derivative positions executed with the same counterparty under the same master netting agreement.

Fair Value Measurement – Definition and Hierarchy

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches and establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions other market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the observability of inputs as follows:

- Level 1 -- Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.
- Level 2 -- Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
- Level 3 -- Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary from product to product and is affected by a wide variety of factors, including, for example, the type of product, whether the product is new and not yet established in the marketplace, the liquidity of markets and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3 of the fair value hierarchy.

The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified from Level 1 to Level 2 or Level 2 to Level 3 of the fair value hierarchy (see Note 3). In addition, a downturn in market conditions could lead to further declines in the valuation of many instruments.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Valuation Techniques

Many cash and OTC contracts have bid and ask prices that can be observed in the marketplace. Bid prices reflect the highest price that a party is willing to pay for an asset. Ask prices represent the lowest price that a party is willing to accept for an asset. For financial instruments whose inputs are based on bid-ask prices, the Company does not require that fair value estimate always be a predetermined point in the bid-ask

range. The Company's policy is to allow for mid-market pricing and adjusting to the point within the bid-ask range that meets the Company's best estimate of fair value. For offsetting positions in the same financial instrument, the same price within the bid-ask spread is used to measure both the long and short positions.

Fair value for many cash instruments and OTC derivative contracts is derived primarily using pricing models. Pricing models take into account the contract terms (including maturity) as well as multiple inputs including, where applicable, commodity prices, equity prices, interest rate yield curves, credit curves, correlation, creditworthiness of the counterparty, creditworthiness of the Company, option volatility and currency rates. Where appropriate, valuation adjustments are made to account for various factors such as liquidity risk (bid-ask adjustments), credit quality and model uncertainty. Adjustments for liquidity risk adjust model derived mid-market levels of Level 2 and Level 3 financial instruments for the bid-mid or mid-ask spread are required to properly reflect the exit price of a risk position. Bid-mid and mid-ask spreads are marked to levels observed in trade activity, broker quotes or other external third-party data. Where these spreads are unobservable for the particular position in question, spreads are derived from observable levels of similar positions. In determining the expected exposure, the Company considers collateral held and legally enforceable master netting agreements that mitigate the Company's exposure to each counterparty. Adjustments for model uncertainty are taken for positions whose underlying models are reliant on significant inputs that are neither directly nor indirectly observable, hence requiring reliance on established theoretical concepts in their derivation. These adjustments are derived by making assessments of the possible degree of variability using statistical approaches and market-based information where possible. The Company generally subjects all valuations and models to a review process initially and on a periodic basis thereafter.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.

See Note 3 for a description of valuation techniques applied to the major categories of financial instruments measured at fair value.

Repurchase and Securities Lending Transactions

Securities borrowed or purchased under agreements to resell and securities loaned or sold under agreements to repurchase are treated as collateralized financings. Securities purchased under agreements to resell and Securities sold under agreements to repurchase are carried on the consolidated statement of financial condition at the amounts at which the securities will be subsequently sold or repurchased, plus accrued interest. Where appropriate, transactions with the same counterparty are reported on a net basis. Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received.

Receivables and Payables – Customers

Receivables from and payables to customers include amounts due on cash and margin transactions. Securities owned by customers, including those that collateralize margin or similar transactions, are not reflected on the consolidated statement of financial condition.

Receivables and Payables – Brokers, Dealers and Clearing Organizations

Receivables from brokers, dealers and clearing organizations include amounts receivable for securities not delivered by the Company to a purchaser by the settlement date ("fails to deliver"), margin deposits,

commissions, and net receivables/payables arising from unsettled trades. Payables to brokers, dealers and clearing organizations include amounts payable for securities not received by the Company from a seller by the settlement date ("fails to receive") and payables to clearing organizations.

Premises, Equipment and Software

Premises and equipment consists of leasehold improvements, computer and communication equipment, and software (externally purchased and developed for internal use). Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization of premises and equipment are provided principally by the straight-line method over the estimated useful life of the asset. Estimates of useful lives are generally as follows: computer and communications equipment – 3 to 8 years. Estimated useful lives for software are generally 3 to 5 years.

Leasehold improvements are amortized over the lesser of the estimated useful life of the asset or, where applicable, the remaining term of the lease, but generally not exceeding 15 years.

Premises, equipment and software costs are tested for impairment whenever events or changes in circumstances suggest that an asset's carrying value may not be fully recoverable in accordance with current accounting guidance.

Goodwill and Intangible Assets

Goodwill and indefinite-lived intangible assets are not amortized and are reviewed annually (or more frequently when certain events or circumstances exist) for impairment. Finite-lived intangible assets are amortized over their estimated useful lives and reviewed for impairment.

Other Assets

Other assets include, but are not limited to, prepaid expenses. As of December 31, 2010, other assets include $568,596 of contractual prepayments made on behalf of affiliate and Citi banks related to the Company's Customer Deposit Sweep Program ("Deposit Program").

Other Liabilities

Other liabilities include, but are not limited to, accrued compensation, deferred income, and accrued expenses.

Investment Banking

Investment banking includes revenues from the distribution of equity and fixed income securities, including public offerings, secondary offerings, closed-end funds and unit trusts.

Principal Transactions

Principal transactions include revenues from customers' purchases and sales of financial instruments in which the Company acts as a principal and gains and losses on the Company's inventory positions held, primarily to facilitate customer transactions.

Commissions

The Company generates commissions from executing customer transactions on stock, options and future markets. Commission revenues are recognized in the accounts on trade date.

Asset Management, Distribution and Administration Fees

Asset management, distribution and administration fees consist primarily of revenues earned from asset management services, the distribution of mutual funds, and customers electing a fee-based pricing arrangement and are generally recognized over the relevant contract period, generally quarterly or annually. In addition, the Company receives fees from affiliated and Citi banks in conjunction with its Deposit Program.

Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse.

Note 3 – Fair Value Disclosures

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased

U.S. Government and Agency Securities

U.S. Treasury Securities

U.S. treasury securities are valued using quoted market prices. Valuation adjustments are not applied. Accordingly, U.S. treasury securities are generally categorized in Level 1 of the fair value hierarchy.

U.S. Agency Securities

U.S. agency securities are comprised of two main categories consisting of agency issued debt and mortgage pass-throughs. Non-callable agency issued debt securities are generally valued using quoted market prices. Callable agency issued debt securities are valued by benchmarking model-derived prices to quoted market prices and trade data for identical or comparable securities. The fair value of agency mortgage pass-through pool securities is model-driven based on spreads of the comparable To-be-announced ("TBA") security. Actively traded non-callable agency issued debt securities are categorized in Level 1 of the fair value hierarchy. Callable agency-issued debt securities and agency mortgage pass-through pool securities are generally categorized in Level 2, or otherwise in Level 3, of the fair value hierarchy.

Other Sovereign Government Obligations

Foreign sovereign government obligations are valued using quoted prices in active markets when available. To the extent quoted prices are not available, fair value is determined based on a valuation model that has as inputs interest rate yield curves, cross-currency basis index spreads, and country credit spreads for structures similar to the bond in terms of issuer, maturity and seniority. These bonds are generally categorized in Levels 1 or 2 of the fair value hierarchy.

Corporate and Other Debt

State and Municipal Securities

The fair value of state and municipal securities is determined using recently executed transactions, market price quotations and pricing models that factor in, where applicable, interest rates, bond or credit default swap spreads and volatility. These bonds are generally categorized in Level 2 of the fair value hierarchy.

Residential Mortgage-Backed Securities ("RMBS"), Commercial Mortgage-Backed Securities ("CMBS") and other Asset-Backed Securities ("ABS")

RMBS, CMBS and other ABS may be valued based on price or spread data obtained from observed transactions or independent external parties such as vendors or brokers. When position-specific external price data are not observable, the fair value determination may require benchmarking to similar instruments and/or analyzing expected credit losses, default and recovery rates. In evaluating the fair value of each security, the Company considers security collateral-specific attributes including payment priority, credit enhancement levels, type of collateral, delinquency rates and loss severity among other factors. In addition, for RMBS borrowers, Fair Isaac Corporation ("FICO") scores and the level of documentation for the loan are also considered. Market standard models, such as Intex, Trepp or others, may be deployed to model the specific collateral composition and cash flow structure of each deal. Key inputs to these models are market spreads, forecasted credit losses, default and prepayment rates for each asset category. Valuation levels of RMBS and CMBS indices are also used as an additional data point for benchmarking purposes or to price outright index positions.

RMBS, CMBS and other ABS are generally categorized in Level 2 of the fair value hierarchy. If external prices or significant spread inputs are unobservable or if the comparability assessment involves significant subjectivity related to property type differences, cash flows, performance and other inputs, then RMBS, CMBS and other ABS are categorized in Level 3 of the fair value hierarchy.

Corporate Bonds

The fair value of corporate bonds is determined using recently executed transactions, market price quotations (where observable), bond spreads or credit default swap spreads obtained from independent external parties such as vendors and brokers adjusted for any basis difference between cash and derivative instruments. The spread data used are for the same maturity as the bond. If the spread data do not reference the issuer, then data that reference a comparable issuer are used. When observable price quotations are not available, fair value is determined based on cash flow models with yield curves, bond or single name credit default swap spreads and recovery rates as significant inputs. Corporate bonds are generally categorized in Level 2 of the fair value hierarchy; in instances where prices, spreads or any of the other aforementioned key inputs are unobservable, they are categorized in Level 3 of the fair value hierarchy.

Corporate Equities

Exchange-Traded Equity Securities

Exchange-traded equity securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied and they are categorized in Level 1 of the fair value hierarchy; otherwise they are categorized in Level 2 or Level 3 of the fair value hierarchy.

Derivative Contracts

Listed Derivative Contracts

Listed derivatives that are actively traded are valued based on quoted prices from the exchange and are categorized in Level 1 of the fair value hierarchy. Listed derivatives that are not actively traded are valued using the same approaches as those applied to OTC derivatives; they are generally categorized in Level 2 of the fair value hierarchy.

OTC Derivative Contracts

OTC derivative contracts include forward, swap and option contracts related to interest rates, foreign currencies, credit standing of reference entities, equity prices or commodity prices.

Depending on the product and the terms of the transaction, the fair value of OTC derivative products can be either observed or modeled using a series of techniques, and model inputs from comparable benchmarks, including closed-form analytic formula, such as the Black-Scholes option-pricing model, and simulation models or a combination thereof. Many pricing models do not entail material subjectivity because the methodologies employed do not necessitate significant judgment, and the pricing inputs are observed from actively quoted markets, as is the case for generic interest rate swaps, certain option contracts and certain credit default swaps. In the case of more established derivative products, the pricing models used by the Company are widely accepted by the financial services industry. A substantial majority of OTC derivative products valued by the Company using pricing models fall into this category and are categorized within Level 2 of the fair value hierarchy.

For further information on derivative instruments, see Note 8.

Investments

All equity investments purchased in connection with investment activities are recorded at fair value and are included within Financial instruments owned – investments in the consolidated statement of financial condition. The carrying value of such investments reflects expected exit values based upon appropriate valuation techniques applied on a consistent basis. Such techniques employ various markets, income and cost approaches to determine fair value at the measurement date. These investments are included in Level 3 of the fair value hierarchy because, due to infrequent trading, exit prices tend to be unobservable and reliance is placed on the above methods.

Physical Commodities

The Company trades various precious metals on behalf of its customers. Fair value for physical commodities is determined using observable inputs, including broker quotations and published indices. Physical commodities are categorized in Level 2 of the fair value hierarchy.

The following fair value hierarchy table presents information about the Company's financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2010. See Note 2 for a discussion of the Company's policies regarding the fair value hierarchy.

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2010
Assets:				
Financial instruments owned:				
U.S. government and agency securities:				
U.S. Treasury securities	$ 292,285	$ 35	$ -	$ 292,320
U.S. agency securities	10,693	375,136	12,699	398,528
Total U.S. government and agency securities	302,978	375,171	12,699	690,848
Other sovereign government obligations	-	4,065	159	4,224
Corporate other and debt:				
State and municipal securities	-	464,220	-	464,220
Residential mortgage-backed securities	-	6,859	101	6,960
Commercial mortgage- backed securities	-	139	27	166
Asset-backed securities	-	1,466	20	1,486
Corporate bonds	-	696,333	17,388	713,721
Other debt	-	2,181	974	3,155
Total corporate and other debt	-	1,171,198	18,510	1,189,708
Corporate equities [1]	2,464	48,216	2,990	53,670
Derivative contracts:				
Interest rate contracts	219	71	-	290
Foreign exchange contracts	34	1	-	35
Equity contracts	1,724	14	8	1,746
Total derivative contracts[2]	1,977	86	8	2,071
Investments	-	-	546	546
Physical commodities	-	2,516	-	2,516
Total financial instruments owned	$ 307,419	$ 1,601,252	$ 34,912	$ 1,943,583
Liabilities:				
Financial instruments sold, not yet purchased:				
U.S. government and agency securities:				
U.S Treasury securities	$ 1,332,485	$ 126	$ -	$ 1,332,611
U.S agency securities	1,166	694	-	1,860
Total U.S. government and agency securities	1,333,651	820	-	1,334,471
Other sovereign government obligations	-	3,497	22	3,519
Corporate and other debt:				
State and municipal securities	-	11,046	-	11,046
Corporate bonds	-	543,972	2,526	546,498
Other debt	-	19	-	19
Total corporate and other debt	-	555,037	2,526	557,563
Corporate equities[1]	43,002	11,394	-	54,396
Derivative contracts				
Interest rate contracts	1,710	98	-	1,808
Foreign exchange contracts	11	53	-	64
Equity contracts	-	75	-	75
Total derivative contracts[2]	1,721	226	-	1,947
Total financials instruments sold, not yet purchased	$ 1,378,374	$ 570,974	$ 2,548	$ 1,951,896

[1] The Company holds or sells short for trading purposes, equity securities issued by entities in diverse industries and size.
[2] Derivative contracts as of December 31, 2010 do not include counterparty netting and cash collateral netting

Transfers between Fair Value Hierarchy Levels

During 2010, the Company reclassified approximately $3,796 of U.S. Agency Securities and $5,375 of Corporate equities from Level 1 to Level 2 as transactions in these securities occurred with less frequency and volume to constitute an active market.

During 2010, the Company reclassified approximately $585 of corporate and other debt from Level 3 to Level 2. These reclassifications included transfers primarily related to residential mortgage backed securities of $841. External broker quotes were available in 2010 for valuation comparison.

Financial Instruments Not Measured at Fair Value

Some of the Company's financial instruments are not measured at fair value on a recurring basis but nevertheless are recorded at amounts that approximate fair value due to their liquid or short-term nature. Such financial assets and financial liabilities include: Cash and cash equivalents, Cash deposited with clearing organizations or segregated under federal and other regulations or requirements, Securities purchased under agreements to resell, Securities borrowed, Securities sold under agreements to repurchase, Securities loaned, Receivables – customers, Receivables – brokers, dealers and clearing organizations, Payables – customers, Payables – brokers, dealers and clearing organizations, certain Short-term borrowings, and Subordinated liabilities.

Note 4 - Collateralized Transactions

The Company enters into reverse repurchase agreements, repurchase agreements, securities borrowed and securities loaned transactions to, among other things, acquire securities to cover short positions and settle other securities obligations, to accommodate customers' needs and to finance the Company's inventory positions. The Company's policy is generally to take possession of Securities purchased under agreements to resell and Securities borrowed. The Company manages credit exposure arising from reverse repurchase agreements, repurchase agreements, securities borrowed and securities loaned transactions by, in appropriate circumstances, entering into master netting agreements and collateral arrangements with counterparties that provide the Company, in the event of a customer default, the right to liquidate collateral and the right to offset a counterparty's rights and obligations. The Company also monitors the fair value of the underlying securities as compared with the related receivable or payable, including accrued interest, and, as necessary, requests additional collateral to ensure such transactions are adequately collateralized. Where deemed appropriate, the Company's agreements with third parties specify its rights to request additional collateral.

The Company also engages in securities financing transactions for customers through margin lending. Under these agreements and transactions, the Company either receives or provides collateral, including U.S. government and agency securities, other sovereign government obligations, corporate and other debt, and corporate equities. Customer receivables generated from margin lending activity are collateralized by customer-owned securities held by the Company. The Company monitors required margin levels and established credit limits daily and, pursuant to such guidelines, requires customers to deposit collateral, or reduce positions, when necessary. Margin loans are extended on a demand basis and are not committed facilities. Factors considered in the review of margin loans are the amount of the loan, the intended purpose, the degree of leverage being employed in the account, and overall evaluation of the portfolio to ensure proper diversification or, in the case of concentrated positions, appropriate liquidity of the underlying collateral or potential hedging strategies to reduce risk. Additionally, transactions relating to concentrated or restricted positions require a review of any legal impediments to liquidation of the underlying collateral. Underlying collateral for margin loans is reviewed with respect to the liquidity of the proposed collateral positions, valuation of securities, historic trading range, volatility analysis and an evaluation of industry concentrations. For these transactions, adherence to the Company's collateral

policies significantly limits the Company's credit exposure in the event of customer default. The Company may request additional margin collateral from customers, if appropriate, and, if necessary, may sell securities that have not been paid for or purchase securities sold but not delivered from customers. At December 31, 2010 there were approximately $1,673,945 of customer margin loans outstanding.

The Company pledges its financial instruments owned to collateralize repurchase agreements and other securities financings. Pledged financial instruments that can be sold or repledged by the secured party are identified as Financial instruments owned (pledged to various parties) in the consolidated statement of financial condition. The carrying value and classification of financial instruments owned by the Company that have been loaned or pledged to counterparties where those counterparties do not have the right to sell or repledge the collateral as of December 31, 2010 were as follows:

Financial instruments owned:		
U.S. government and agency securities	$	435,119
Other sovereign government obligations		448
Corporate and other debt		790,876
Total	$	1,226,443

The Company receives collateral in the form of securities in connection with reverse repurchase agreements, securities borrowed and derivative transactions, and customer margin loans. In many cases, the Company is permitted to sell or repledge these securities held as collateral and use the securities to secure repurchase agreements, to enter into securities lending and derivative transactions or for delivery to counterparties to cover short positions. The Company additionally receives securities as collateral in connection with certain securities for securities transactions in which the Company is the lender. In instances where the Company is permitted to sell or repledge these securities, the Company reports the fair value of the collateral received and the related obligation to return the collateral in the consolidated statement of financial condition. At December 31, 2010, the fair value of financial instruments received as collateral where the Company is permitted to sell or repledge the securities was $5,746,716, and the fair value of the portion that had been sold or repledged was $3,734,788.

The Company is subject to concentration risk by holding large positions in certain types of securities or commitments to purchase securities of a single issuer, including sovereign governments and other entities, issuers located in a particular country or geographic area, public and private issuers involving developing countries, or issuers engaged in a particular industry. Financial instruments owned by the Company include U.S. government and agency securities, which, in the aggregate, represented approximately 3% of the Company's total assets at December 31, 2010. In addition, substantially all of the collateral held by the Company for resale agreements or bonds borrowed, which together represented approximately 22% of the Company's total assets at December 31, 2010, consist of securities issued by the U.S. government, federal agencies or other sovereign government obligations. Positions taken and commitments made by the Company, including positions taken and underwritings and financing commitments, often involve substantial amounts and significant exposure to individual issuers and businesses, including non-investment grade issuers.

Note 5 – Goodwill and Net Intangible Assets

The Company tests goodwill for impairment on an annual basis and on an interim basis when certain events or circumstances exist. Goodwill impairment is determined by comparing the estimated fair value with its respective book value. If the estimated fair value exceeds the book value, goodwill is not deemed to be impaired. If the estimated fair value is below book value, however, further analysis is required to determine the amount of the impairment. The Company completed its annual goodwill impairment testing, as of July 1, 2010, which did not result in any goodwill impairment.

Changes in the carrying amount of the Company's goodwill for the year ended December 31, 2010 were as follows:

Goodwill at December 31, 2009	$	4,606,378
Goodwill acquired during the period		2,648
Goodwill at December 31, 2010	$	4,609,026

Intangible assets were transferred to the Company by the Parent related to the assets contributed upon MSSB's formation. At December 31, 2010, net intangible assets were $3,679,249.

The estimated useful life of MSSB's customer relationships and research are sixteen years and five years, respectively.

Note 6 - Short-Term Borrowings

Short-term borrowings from affiliates are unsecured, bear interest at prevailing market rates and are payable on demand. Such balance consists primarily of intercompany funding from the Parent as well as other intercompany payables, which settle in the normal course of business.

Note 7 - Subordinated Liabilities

Subordinated liabilities consist of two Subordinated Revolving Credit Agreements with the Ultimate Parent dated May 29, 2009 and December 29, 2009. The maturity dates, interest rates, and fair values of each subordinated note as of December 31, 2010 are as follows:

Subordinated Notes	Maturity Date	Interest Rate	Par Value	Fair Value
Subordinated Revolver	July 31, 2016	5.40%	$ 100,000	$ 111,196
Subordinated Revolver	February 28, 2017	3.50%	800,000	810,267
			$ 900,000	$ 921,463

Note 8 - Derivative Instruments

The Company trades and takes proprietary positions in listed futures, forwards, options and other derivatives referencing, among other things, interest rates, currencies, investment grade and non-investment grade corporate credits, loans, bonds, U.S. and other sovereign securities, emerging market bonds and loans, credit indices, asset-backed security indices, property indices, mortgage-related and other asset-backed securities and real estate loan products. The Company uses these instruments for trading.

The Company manages its trading positions by employing a variety of risk mitigation strategies. These strategies include diversification of risk exposures and hedging. Hedging activities consist of the purchase or sale of positions in related securities and financial instruments, including a variety of derivative products (*e.g.*, futures, forwards, swaps and options). The Company manages the market risk associated with its trading activities on a Company-wide basis and on an individual product basis.

The following table summarizes the fair value of derivative instruments not designated as accounting hedges by type of derivative contract on a gross basis as of December 31, 2010. Fair values of derivative contracts in an asset position are included in Financial instruments owned—derivative contracts. Fair values of derivative contracts in a liability position are reflected in Financial instruments sold, not yet purchased—derivative contracts.

	Assets		Liabilities	
	Fair Value	Notional	Fair Value	Notional
Derivatives not designated as accounting hedges(1):				
Interest rate contracts	$ 290	$ 96,928	$ 1,808	$ 761,826
Foreign exchange contracts	35	4,249	64	3,876
Equity contracts	1,746	50,031	75	5,323
Commodity contracts	–	–	–	2,343
Total derivatives	$ 2,071	$ 151,208	$ 1,947	$ 773,368

(1) Notional amounts include net notionals related to long futures contracts of $47,400 and short futures contracts of $374,443. The variation margin on these futures contracts (excluded from the table above) of $103 is included in Payables - Brokers, dealers and clearing organizations on the consolidated statement of financial condition.

Note 9 – Commitments, Guarantees and Contingencies

Letters of Credit

The Company has the ability to issue letters of credit outstanding to satisfy various collateral requirements; however, none were outstanding at December 31, 2010.

Premises and Equipment

At December 31, 2010, future minimum rental commitments, net of subleases, principally on office rentals were as follows:

Fiscal Year	Gross Amount	Sublease Income	Net Amount
2011	$ 271,593	$ 3,046	$ 268,547
2012	259,802	2,886	256,916
2013	228,078	2,772	225,306
2014	197,068	2,396	194,672
2015	157,038	2,138	154,900
Thereafter	349,806	3,648	346,158
Total	$ 1,463,385	$ 16,886	$ 1,446,499

Occupancy lease agreements, in addition to base rentals, generally provide for rent and operating expense escalations resulting from increased assessments for real estate taxes and other charges.

Securities Activities

Financial instruments sold, not yet purchased represent obligations of the Company to deliver specified financial instruments at contracted prices, thereby creating commitments to purchase the financial instruments in the market at prevailing prices. Consequently, the Company's ultimate obligation to satisfy the sale of financial instruments sold, not yet purchased may exceed the amounts recognized in the consolidated statement of financial condition.

Guarantees

The Company has obligations under certain guarantee arrangements, including contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying measure (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or non-occurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. Also included as guarantees are contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others. The Company's use of guarantees is described below by type of guarantee.

The table below summarizes certain information regarding the Company's obligation under guarantee arrangements at December 31, 2010:

	Maximum Potential Payout/Notional						
	Years to Maturity						
Type of Guarantee	Less than 1	1-3	3-5	Over 5	Total	Carrying Amount (Asset)/ Liability	Collateral/ Recourse
Derivative contracts	$ 393	$ 4	$ —	$ —	$ 397	$ 3	$ —

Derivative Contracts

Certain derivative contracts meet the accounting definition of a guarantee, including certain written options and contingent forward contracts. Although the Company's derivative arrangements do not specifically identify whether the derivative counterparty retains the underlying asset, liability or equity security, the Company has disclosed information regarding all derivative contracts that could meet the accounting definition of a guarantee. The maximum potential payout for certain derivative contracts, such as written foreign currency options, cannot be estimated, as increases in foreign exchange rates in the future could possibly be unlimited. Therefore, in order to provide information regarding the maximum potential amount of future payments that the Company could be required to make under certain derivative contracts, the notional amount of the contracts has been disclosed. In certain situations, collateral may be held by the Company for those contracts that meet the definition of a guarantee. Generally, the Company sets collateral requirements by counterparty so that the collateral covers various transactions and products and is not allocated specifically to individual contracts. Also, the Company may recover amounts related to the underlying asset delivered to the Company under the derivative contract.

The Company records all derivative contracts at fair value. Aggregate market risk limits have been established and market risk measures are routinely monitored against these limits. The Company also manages its exposure to these derivative contracts through a variety of risk mitigation strategies including, but not limited to, entering into offsetting economic hedge positions. The Company believes that the notional amounts of the derivative contracts generally overstate its exposure. For further discussion of the Company's derivative risk management activities see Note 10.

Legal

In the normal course of business, the Company has been named, from time to time, as a defendant in various legal actions, including arbitrations, class actions and other litigation, arising in connection with its activities as a global diversified financial services institution.

The Company is also involved, from time to time, in other reviews, investigations, and proceedings (both formal and informal) by governmental and self-regulatory agencies as well as internal investigations regarding the Company's business, including, among other matters, accounting and operational matters, certain of which may result in adverse judgments, settlements, fines, penalties, injunctions or other relief.

The Company contests liability and/or the amount of damages as appropriate in each pending matter. Where available information indicates that it is probable a liability had been incurred at the date of the consolidated statement of financial condition and the Company can reasonably estimate the amount of that loss, the Company accrues the estimated loss by a charge to income. In many proceedings, however, it is inherently difficult to determine whether any loss is probable or even possible or to estimate the amount of any loss. In addition, even where loss is possible or an exposure to loss exists in excess of the liability already accrued with respect to a previously recognized loss contingency, it is not always possible to reasonably estimate the size of the possible loss or range of loss.

For certain legal proceedings, the Company can estimate possible losses, additional losses, ranges of loss or ranges of additional loss in excess of amounts accrued, but does not believe, based on current knowledge and after consultation with counsel, that such losses will have a material adverse effect on the Company's consolidated statement of financial condition as a whole.

For certain legal proceedings, the Company cannot reasonably estimate such losses, particularly for proceedings that are in their early stages of development or where plaintiffs seek substantial or indeterminate damages. Numerous issues may need to be resolved, including through potentially lengthy discovery and determination of important factual matters, and by addressing novel or unsettled legal questions relevant to the proceedings in question, before a loss or additional loss or range of loss or additional loss can be reasonably estimated for any proceeding.

Note 10 – Sales and Trading Activities

Sales and Trading

The Company's sales and trading activities are conducted through the integrated management of its client-driven and proprietary transactions along with the hedging and financing of these positions. Sales and trading activities include revenues from customer purchases and sales of financial instruments in which the Company acts as principal and gains and losses on the Company's positions.

The Company's trading portfolios are managed with a view toward the risk and profitability of the portfolios. The following discussion of the risk management, the market risk, credit risk and concentration risk management policies and procedures covering these activities are discussed below.

Risk Management

The Company's risk management policies and related procedures are integrated with those of the Ultimate Parent and its other consolidated subsidiaries. These policies and related procedures are administered on a coordinated global basis with consideration given to each subsidiary's, including the Company's, specific capital and regulatory requirements. For the discussion which follows, the term "Company" includes the Ultimate Parent and its subsidiaries.

Risk is an inherent part of the Company's business and activities. The Company has policies and procedures in place for measuring, monitoring and managing each of the various types of significant risks involved in the activities of its business and support functions. The Company's ability to properly and effectively identify, assess, monitor and manage each of the various types of risk involved in its activities is critical to its soundness and profitability. The Company's portfolio of business activities helps reduce the impact that volatility in any particular area or related areas may have on its net revenues as a whole. The Company seeks to identify, assess, monitor and manage, in accordance with defined policies and procedures, the following principal risks involved in the Company's business activities: market, credit, leverage, capital and liquidity, operational and compliance and legal risk.

The task of the MSSB risk organization is to identify, measure, and manage risk consistently in every business and support unit, and to provide an integrated, Global Wealth Management Group ("GWMG")

wide view of these risks, ensuring that its overall risk profile is consistent with the Company's risk framework. However, while the Company's overall risk framework is applied to GWMG, the GWMG businesses retain primary responsibility for risk management in their respective areas.

The cornerstone of the Company's risk management philosophy is the execution of risk adjusted returns through prudent risk-taking that protects the Company's capital base and franchise. The Company's risk management philosophy is based on the following principles: comprehensiveness, independence, accountability, defined risk tolerance and transparency. Given the importance of effective risk management to the Company's reputation, senior management requires thorough and frequent communication and appropriate escalation of risk matters.

Risk management at the Company requires independent Company-level oversight, accountability of the Company's business segments, constant communication, judgment, and knowledge of specialized products and markets. The Company's senior management takes an active role in the identification, assessment and management of various risks at both the Company and business segment level. In recognition of the increasingly varied and complex nature of the global financial services business, the Company's risk management philosophy, with its attendant policies, procedures and methodologies, is evolutionary in nature and subject to ongoing review and modification.

The nature of the Company's risks, coupled with this risk management philosophy, informs the Company's risk governance structure. The Company's risk governance structure includes the Morgan Stanley Board of Directors (the "MS Board"); the Audit Committee and the Risk Committee of the Board; the Firm Risk Committee (the "FRC") and the GWMG/MSSB Risk Committee; senior management oversight, including the Chief Executive Officer, the Chief Risk Officer, the Chief Financial Officer, the Chief Legal Officer, the Chief Compliance Officer and the Head of Strategic Planning; the Internal Audit Department; independent risk management functions and control groups (as defined below), and various other risk control managers, committees and groups located within and across the Company's business.

The MS Board has oversight for the Company's enterprise risk management framework and is responsible for helping to ensure that the Company's risks are managed in a sound manner. The MS Board has authorized the Audit Committee and the Risk Committee to oversee risk management as described in their respective charters. The Audit Committee, the Risk Committee and Chief Risk Officer report to the MS Board on a regular basis.

The MS Board has also authorized the FRC, a non-MS Board committee appointed and chaired by the Chief Executive Officer that includes the Company's most senior officers, to oversee the Company's global risk management structure. The FRC's responsibilities include oversight of the Company's risk management principles, procedures and limits, and the monitoring of material market risk, credit risk, liquidity and funding risk, capital levels, operational risk, legal, franchise and regulatory risk matters and the steps management has taken to monitor and manage such risks. The FRC is overseen by the MS Board, the Audit Committee and the Risk Committee, as applicable.

The Chief Risk Officer, a member of the FRC who reports to the Chief Executive Officer, oversees compliance with Company risk limits; approves certain excessions of Company risk limits; reviews material market, credit and operational risks; and reviews results of risk management processes with the MS Board, the Audit Committee and the Risk Committee, as appropriate.

The Internal Audit Department provides independent risk and control assessment and reports to the Audit Committee and administratively to the Chief Legal Officer. The Internal Audit Department examines the Company's operational and control environment and conducts audits designed to cover all major risk categories.

The risk management functions include the Market Risk Department, the Credit Risk Management Department, the Corporate Treasury Department and the Operational Risk Department (collectively, the

"risk management functions"). The control groups include the Human Resources Department, the Legal and Compliance Division, the Tax Department, the Financial Control Group, the Operations Division and the Information Technology Division (collectively, the "control groups"). The risk management functions and the control groups are independent of the Company's business units, assist senior management and the FRC in monitoring and controlling the Company's risk through a number of control processes. The Company is committed to employing qualified personnel with appropriate expertise in each of its various administrative and business areas to implement effectively the Company's risk management and monitoring systems and processes.

The GWMG/MSSB Risk Committee has oversight responsibility for risk management in GWMG/MSSB. The GWMG/MSSB Risk Committee is responsible for, and operates in accordance with, the functions denoted in its charter. It is chaired by the GWMG/MSSB Chief Administrative Officer and includes the GWMG/MSSB Business Risk Officer, International Wealth Management Risk Manager and other officers as designated in its charter. The GWMG/MSSB Risk Committee periodically reports on GWMG/MSSB risk issues to the GWMG/MSSB Executive Committee and the FRC as requested or as specified in the GWMG/MSSB Risk Committee or FRC Charters. The FRC establishes limits for certain GWMG/MSSB exposures (e.g., single borrower limits and maximum exposure limits for selected lines of business). Any excesses or potential excesses and activities identified as having potentially significant franchise risk are escalated to the FRC.

MSSB's business also has designated operations officers, committees and groups to manage and monitor specific risks and report to the business risk committee. The control groups work together to review the risk monitoring and risk management policies and procedures relating to, among other things, the business's market, credit and operational risk profile, sales practices, reputation, legal enforceability, and operational and technological risks. Participation by the senior officers of the control groups helps ensure that risk policies and procedures, exceptions to risk limits, new products and business ventures, and transactions with risk elements undergo a thorough review.

GWMG/MSSB's primary risks are operational risk (i.e. sales practice risk and client suitability assessment risk), market risk, and credit risk (generally arising from margin lending and commercial lending activities). The following is a discussion of the Company's risk management policies and procedures for its principal risks (other than capital and liquidity risk). This discussion and the estimated amounts of the Company's market risk exposure generated by the Company's statistical analyses are forward-looking statements. However, the analyses used to assess such risks are not predictions of future events, and actual results may vary significantly from such analyses due to events in the markets in which the Company operates and certain other factors described below.

Operational Risk

Operational risk refers to the risk of financial or other loss, or potential damage to a firm's reputation, resulting from inadequate or failed internal processes, people and systems or from external events (e.g. external or internal fraud, legal and compliance risks, damage to physical assets, etc.). The Company may incur operational risk across the full scope of its business activities, including revenue - generating activities (e.g. sales and trading) and support functions (e.g. information technology and facilities management). As such, the Company may incur operational risk in each of its divisions, as well as in each control group.

The goal of the operational risk management framework is to establish Company-wide operational risk standards related to risk measurement, monitoring and management. Operational risk policies are designed to reduce the likelihood and/or impact of operational incidents as well as to mitigate legal, regulatory, and reputational risks. Given the nature and breadth of this risk, operational risk management is facilitated jointly at the Company, business line and control group level.

Market Risk

Market risk refers to the risk that a change in the level of one or more market prices, rates, indices, implied volatilities (the price volatility of the underlying instrument imputed from option prices), correlations or other market factors, such as market liquidity, will result in losses for a position or portfolio. Generally, the Company incurs market risk as a result of trading and client facilitation activities where a substantial majority of the Company's Value-at-Risk ("VaR") for market risk exposures is generated.

Sound market risk management is an integral part of the Company's culture. The various business units and trading desks are responsible for ensuring that market risk exposures are well-managed and prudent. The control groups help ensure that these risks are measured and closely monitored and are made transparent to senior management. The Market Risk Department is responsible for ensuring transparency of material market risks, monitoring compliance with established limits, and escalating risk concentrations to appropriate senior management. To execute these responsibilities, the Market Risk Department monitors the Company's risk against limits on aggregate risk exposures, performs a variety of risk analyses, routinely reports risk summaries, and maintains the Company's VaR system. A variety of limits is designed to control price and market liquidity risk. Market risk is monitored through various measures: statistically (using VaR and related analytical measures); by measures of position sensitivity; and through routine stress testing and scenario analyses conducted by the Market Risk Department in collaboration with the MSSB business units. The material risks identified by these processes are summarized in reports produced by the Market Risk Department that are circulated to and discussed with senior management and the Risk Committee and the Board.

Credit Risk

Credit risk refers to the risk of loss arising when a borrower, counterparty or issuer does not meet its financial obligations. The Company is exposed to two distinct types of credit risk in its businesses. The Company incurs "single-name" credit risk exposure through its lending activities. This type of risk requires credit analysis of specific counterparties, both initially and on an ongoing basis. The Company also incurs "individual consumer" credit risk through margin and non-purpose loans to individual investors, which are collateralized by securities.

The Company has structured its credit risk management framework to reflect that each of its businesses generates unique credit risks, and the Credit Risk Management Department ("Credit Risk Management") establishes firm-wide practices to evaluate, monitor and control credit risk exposure both within and across business segments. For example, a Credit Limits Framework is one of the primary tools used to evaluate and manage credit risk levels across the Company. The Credit Limits Framework is calibrated within the Company's risk tolerance and includes single-name limits and portfolio concentration limits by country, industry and product type. Credit Risk Management is responsible for ensuring transparency of material credit risks, ensuring compliance with established limits, approving material extensions of credit, and escalating risk concentrations to appropriate senior management. MSSB's credit risk exposure is managed through various credit risk committees, whose membership includes Credit Risk Management. In conjunction with Credit Risk Management, the Risk Management Department is responsible for monitoring, measuring and analyzing credit risk exposures, including margin loans and credit sensitive, higher risk transactions.

The Company, through agreements with Citi relating to the formation of MSSB, retains certain credit risk for margin and non-purpose loans that are held at CGMI in its capacity as clearing broker for certain MSSB clients. The related loans are generally subject to the same oversight margin and non-purpose loans held by the Company.

Note 11 - Employee Stock-Based Compensation Plans

Eligible employees of the Company participate in several of the Ultimate Parent's equity-based stock compensation plans. The Ultimate Parent accounts for stock-based compensation in accordance with the accounting guidance for equity-based awards. This accounting guidance requires measurement of compensation cost for equity-based awards at fair value and recognition of compensation cost over the service period, net of estimated forfeitures.

Deferred Stock Awards

The Ultimate Parent has made deferred stock awards pursuant to several equity-based compensation plans. The plans provide for the deferral of a portion of certain key employees' discretionary compensation with awards made in the form of restricted common stock or in the right to receive unrestricted shares of common stock in the future ("restricted stock units" or "RSUs"). Awards under these plans are generally subject to vesting over time contingent upon continued employment and to restrictions on sale, transfer or assignment until the end of a specified period, generally two to five years from date of grant. All or a portion of an award may be canceled if employment is terminated before the end of the relevant restriction period. All or a portion of a vested award also may be canceled in certain limited situations, including termination for cause during the relevant restriction period. Recipients of deferred stock awards generally have voting rights and receive dividend equivalents. The Ultimate Parent determines the fair value of restricted stock units (including RSUs with non-market performance conditions) based on the grant date fair value of its common stock, measured as the volume-weighted average price on the date of grant. RSUs with market-based conditions are valued using a Monte Carlo valuation model.

In 2010, the Ultimate Parent granted performance-based stock units ("PSUs") to senior executives. These PSUs will vest and convert to shares of common stock in 2013 only if the Ultimate Parent satisfies predetermined performance and market goals over the three-year performance period which began on January 1, 2010 and ends on December 31, 2012. Performance-based stock unit awards have vesting, restriction and cancellation provisions that are generally similar to those in the Ultimate Parent's other deferred stock awards.

Stock Option Awards

The Ultimate Parent has granted stock option awards pursuant to several equity-based compensation plans. The plans provide for the deferral of a portion of certain key employees' discretionary compensation with awards made in the form of stock options generally having an exercise price not less than the fair value of the Ultimate Parent's common stock on the date of grant. Such stock option awards generally become exercisable over a three-year period and expire ten years from the date of grant, subject to accelerated expiration upon termination of employment. Stock option awards have vesting, restriction and cancellation provisions that are generally similar to those in deferred stock awards. The fair value of stock options is determined using the Black-Scholes valuation model and the single grant life method. Under the single grant life method, option awards with graded vesting are valued using a single weighted-average expected option life.

Stock Based Compensation

Compensation expense for all stock-based payment awards is recognized using the graded vesting attribution method. Equity-based compensation costs are charged to the Company by the Ultimate Parent based upon the awards granted to employees in the Company participating in the programs.

Note 12 – Employee Benefit Plans

Substantially all of the U.S. employees of the Company are covered by benefit plans sponsored by MS&Co. The plan provides pension benefits that are based on each employee's years of credited service and compensation levels specified in the plan. The U.S. defined benefit pension plan was closed to new hires effective July 1, 2007. In lieu of a defined benefit pension plan, eligible employees who were first hired, rehired or transferred to the U.S. on or after July 1, 2007 will receive a retirement contribution under the 401(k) plan. The amount of the retirement contribution is included in the Company's 401(k) cost and will be equal to between 2% and 5% of eligible pay up to the annual 401(a)(17) limit based on years of service as of December 31. On June 1, 2010, the U.S. defined benefit pension plan was amended to cease future benefit accruals after December 31, 2010. Any benefits earned by participants under the pension plan at December 31, 2010 will be preserved and will be payable in the future based on the pension plan's provisions.

Certain employees are covered by a postretirement plan sponsored by MS&Co. that provides medical and life insurance for eligible retirees and medical insurance for their dependents. On October 29, 2010, the postretirement plan was amended to change eligibility requirements for a firm-provided subsidy toward the cost of retiree medical coverage after December 31, 2010.

Employees of the Company are eligible to participate in a 401(k) plan sponsored by MS&Co. upon meeting certain eligibility requirements. Eligible employees receive 401(k) matching contributions that are invested in the Company's common stock. Legacy Smith Barney U.S. employees are eligible to participate in the Morgan Stanley 401(k) Savings Plan sponsored by MS&Co. Legacy Smith Barney employees with eligible pay less than or equal to $100,000 will receive a fixed contribution under the 401(k) Savings Plan. The amount of fixed contribution is included in the Company's 401(k) expense and equals between 1% and 2% of eligible pay based on years of service as of December 31. Additionally, certain eligible legacy Smith Barney employees were granted a transition contribution. The retirement contribution granted in lieu of a defined benefit pension plan, and the fixed contribution and transition contribution are included in the Company's 401(k) expense.

Note 13 - Income Taxes

Certain subsidiaries of the Company are organized as corporations which are subject to federal, state and local income taxes.

The Company is a single-member limited liability company that is treated as a disregarded entity for U.S. federal income tax purposes. The taxable income of the Company will be reported by its Parent which is treated as a partnership for U.S. federal and state income tax purposes. The Ultimate Parent and Citi will include their distributive share of taxable income from the Parent in their respective federal, state and local income tax returns.

The Company is subject to the income and indirect tax laws of certain state jurisdictions in which the Company has business operations. These tax laws are complex and subject to different interpretations by the taxpayer and the relevant governmental taxing authorities. The Company must make judgments and interpretations about the application of these inherently complex tax laws when determining the provision for income taxes and the expense for indirect taxes and must also make estimates about when in the future certain items affect taxable income in the various tax jurisdictions.

The Company adopted accounting guidance which clarifies the accounting for uncertainty in income taxes recognized in the accompanying consolidated statement of financial condition. As of December 31, 2010, the Company has not accrued any unrecognized tax benefits in the Company's consolidated statement of financial condition.

Note 14 - Regulatory Requirements

MSSB is a registered broker-dealer and futures commission merchant and, accordingly, is subject to the net capital rules of the SEC, the CFTC and the Financial Industry Regulatory Authority ("FINRA"). Under these rules, MSSB is required to maintain minimum Net Capital, as defined under SEC Rule 15c3-1, of not less than the greater of 2% of aggregate debit items arising from customer transactions, plus excess margin collateral on reverse repurchase agreements or the CFTC rule stating the risk based requirement represents the sum of 8% of customer risk maintenance margin requirement and 8% of non customer risk maintenance margin requirement, as defined. FINRA may require a member firm to reduce its business if net capital is less than 4% of such aggregate debit items and may prohibit a firm from expanding its business if net capital is less than 5% of such aggregate debit items.

MSSB had entered into an agreement with MS&Co. and CGMI, its clearing brokers, that allowed MSSB to include its proprietary assets as allowable assets in its net capital computation. This agreement conforms to the requirements related to the capital treatment of assets in the proprietary account of a correspondent (commonly referred to as "PAIB") and to permit the correspondent to use PAIB in its capital computations.

As of May 1, 2010, MSSB assumed the clearing responsibilities for the majority of its wealth management customers from MS&Co. along with performing the computations for the assets in the proprietary accounts of its introducing brokers in accordance with the customer reserve computation set forth under SEC Rule 15c3-3 (Customer Protection). MS&Co. continues to serve as the clearing broker for the remaining legacy Morgan Stanley wealth management customer accounts.

MSSB is required to hold net capital in excess of $47,978. At December 31, 2010, MSSB's Net Capital was $1,022,715 which exceeded the minimum requirement by $974,737. As of December 31, 2010, MSSB had net capital in excess of the minimum and the notification requirements.

Note 15 – Subsequent Events

The Company evaluates subsequent events through the date on which the consolidated statement of financial condition is issued. The Company did not note any subsequent events requiring disclosure or adjustment to the consolidated statement of financial condition.

******

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 28, 2011

Morgan Stanley Smith Barney LLC
2000 Westchester Ave.
Purchase, NY 10577

In planning and performing our audit of the consolidated financial statements of Morgan Stanley Smith Barney LLC and subsidiaries (the "Company") as of and for the year ended December 31, 2010 (on which we issued our report dated February 28, 2011 and such report expressed an unqualified opinion on those consolidated financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in the following: (1) making the periodic computations of minimum financial requirements pursuant to Regulation 1.17; (2) making the daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; and (3) making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded

against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis.

A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2010 to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP